SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NEW YORK 10004
212 558-4000

April 25, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Karen Garnett Assistant Director Division of Corporation Finance

Re:	NorthStar Realty Finance Corp. Registration Statement on Form S-3 Registration No. 333-142057 Filed on April 12, 2007

Dear Ms. Garnett:

We are in receipt of the letter, dated April 23, 2007, to Albert Tylis, Executive Vice President and General Counsel of NorthStar Realty Finance Corp. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement. The Company has authorized us to submit this letter to respond to the Staff’s letter. To facilitate the Staff’s review of the Company’s responses, we have first reproduced in sequence the Staff’s comment. The Company’s responses immediately follow.

General

1.
We note that your Form10-K for the year ended December 31, 2006 incorporates your proxy statement by reference. Please note that we will not be in a position to clear this filing until your proxy statement is filed or the information is included by amendment to the 10-K or Form S-3.

Response:

The Company filed its proxy statement for its 2006 annual meeting of stockholders containing the Part III information incorporated by reference in the 10-K on April 24, 2007.

2.
We further note that Exhibit 10.44 to your Form 10-K is subject to a currently outstanding confidential treatment request. Please note that we will not be in a position to clear your registration statement until we have completed our review of and cleared the outstanding confidential treatment request.

Response:

I am in receipt of a letter from Michael McTiernan, dated April 23, 2007, regarding the confidential treatment request submitted on behalf of the Company. In response to the staff comments in that letter, the Company has amended Section V of the application for confidential treatment to request a specific termination date relating to the stated termination date of the subject agreement.

* * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 212 558-4940 (fax 212 558-1600) with any questions you have

Sincerely,

/s/ William G. Farrar

William G. Farrar

cc:	Albert Tylis, Executive Vice President and General Counsel (NorthStar Realty Finance Corp.) Amanda McManus, Attorney - Advisor (Securities and Exchange Commission)